SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 7)

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CONX CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

212873103

(CUSIP Number of Class of Securities)

Kyle Jason Kiser

Chief Executive Officer

CONX Corp.

5701 S. Santa Fe Dr.

Littleton, CO 80120

(303) 472-1542

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Mario Schollmeyer

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Explanatory Note

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by CONX Corp., (”CONX” or, the “Company,” “our,” “us” and “we”) on April 1, 2024 (together with any subsequent amendments and supplements thereto, including Amendment No. 1 filed with the SEC on April 15, 2024, Amendment No. 2 filed with the SEC on April 17, 2024, Amendment No. 3 filed with the SEC on April 19, 2024, Amendment No. 4 filed with the SEC on April 22, 2024, Amendment No. 5 filed with the SEC on April 22, 2024 and Amendment No. 6 filed with the SEC on April 23, 2024, the “Schedule TO”), in connection with the Company’s offer to purchase for cash up to 2,120,269 of its issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “common stock”), at a price of $10.598120 per share, net to the seller in cash for an aggregate purchase price of up to $22,470,865 (or $22,152,921 when excluding 30,000 shares held by our independent directors that may not be redeemed). The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated April 1, 2024 (as amended, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”).

This is the final amendment to the Schedule TO and is being filed to report the results of the Offer. This Schedule TO, as supplemented and amended by this Amendment No. 7, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. Only those items reported in this Amendment No. 7 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the related Letter of Transmittal remains unchanged. This Amendment No. 7 should be read in conjunction with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase, as amended and supplemented.

Item 11. Additional Information.

Item 11 is hereby amended and supplemented as follows:

The Offer expired at 5:00 p.m., New York City time, on Monday, April 29, 2024. Based upon information provided by Continental Stock Transfer & Trust Company, the Depositary for the Offer, as of the Expiration Date, a total of 1,941,684 shares of Class A common stock were validly tendered and not properly withdrawn. All such shares of Class A common stock were accepted for purchase. Accordingly, the Company will purchase all such shares of Class A common stock at the purchase price of $10.598120 per share of Class A common stock, for a total purchase price of $20,578,200.03, excluding fees and expenses related to the Offer. Such shares of Class A common stock accepted for purchase represent approximately 91.6% of the Company’s issued and outstanding shares of Class A common stock as of April 29, 2024. Payment for shares of Class A common stock accepted for purchase will be made promptly.

On April 29, 2024, the Company issued a press release announcing the final results of the Offer, as set forth above. A copy of the press release is filed as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

The list of exhibits is hereby amended by adding the following:

Exhibit No.	Description
(a)(5)(C)*	Press Release dated April 29, 2024

* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2024	By:	/s/ Kyle Jason Kiser
Kyle Jason Kiser
Chief Executive Officer